SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to SCHEDULE TO

(Rule 14d-100) Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCG FINANCIAL ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78404K103

(CUSIP Number of Common Stock)

Gregory H. Sachs

Chairman, President and Chief Executive Officer

SCG Financial Acquisition Corp.

615 N. Wabash Avenue

Chicago, Illinois 60611

(312) 784-3960

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Ameer Ahmad

Greenberg Traurig, LLP

77 West Wacker Drive

Suite 3100

Chicago, Illinois 60601

(312) 456-8400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
96,438,100	13,154.16

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This calculation assumes the purchase of a total of 9,643,810 shares of outstanding common stock of SCG Financial Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.00 per share.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $136.40 per million dollars of the transaction value.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,912.00	Filing Party:	SCG Financial Acquisition Corp.
Form or Registration No.:	Schedule TO-I	Date Filed:	February 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☑   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

TABLE OF CONTENTS

Item 1. Summary Term Sheet

Item 2. Subject Company Information

Item 3. Identity and Background of Filing Person

Item 4. Terms of the Transaction

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 6. Purposes of the Transaction and Plans or Proposals

Item 7. Source and Amount of Funds or Other Consideration

Item 8. Interest in Securities of the Subject Company

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Item 10. Financial Statements

Item 11. Additional Information

Item 12. Exhibits

Item 13. Information Required by Schedule 13e-3

SIGNATURE

INDEX TO EXHIBITS

SCHEDULE TO

SCG Financial Acquisition Corp., a Delaware corporation (“SCG”), hereby amends and restates its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 11, 2013, as amended by Amendment No. 1 to Schedule TO filed on March 1, 2013 and as further amended by Amendment No. 2 to Schedule TO filed on March 6, 2013. The Schedule TO, as amended by this Amendment No. 3 to Schedule TO, relates to the offer by SCG to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of SCG (the “ SCG Common Shares”), at a purchase price of $10.00 per SCG Common Share, net to the seller in cash, without interest (the “ Share Purchase Price” or “Purchase Price”), upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase for Cash (the “Offer to Purchase”), dated March 12, 2013, filed herewith as Exhibit (a)(1)(J), and in the related Amended and Restated Letter of Transmittal for the SCG Common Shares, filed herewith as Exhibit (a)(1)(K) (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “ Offer”).  The Offer expires at 5:00 p.m. Eastern Time, on March 26, 2013, unless the Offer is further extended.

This Amendment No. 3 to Schedule TO, as it amends and restates the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.   Summary Term Sheet.

The information set forth in the section of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) Name and Address.

The name of the subject company is SCG Financial Acquisition Corp., a Delaware corporation.  The address of SCG’s principal executive offices is 615 N. Wabash Avenue, Chicago, Illinois 60611.  SCG’s telephone number is (312) 784-3960.

(b) Securities.

This Schedule TO relates to shares of SCG Common Stock. As of March 11, 2013, there were 9,643,810 shares of SCG Common Stock issued and outstanding (of which 8,000,000 shares of SCG Common Stock were issued in SCG’s initial public offering (the “IPO”) and 1,523,810 shares of SCG Common Stock are held by SCG Financial Holdings LLC, an Illinois limited liability company (the “Sponsor”).

(c) Trading Market and Price.

The information set forth in the Offer to Purchase  under “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is SCG Financial Acquisition Corp., a Delaware corporation. SCG’s business address is 615 N. Wabash Avenue, Chicago, Illinois 60611.  SCG’s telephone number is (312) 784-3960.

The executive officers and directors of SCG are set forth in the table below.  The business address for each such person is c/o SCG Financial Acquisition Corp., 615 N. Wabash Avenue, Chicago, Illinois 60611 and the telephone number for each such person is (312) 784-3960.

Name	Title
Gregory H. Sachs	Chairman, Chief Executive Officer, President
Michelle Sibley	Chief Financial Officer, Treasurer, Secretary
Kenneth B. Leonard	Director
Donna Parlapiano	Director
Marvin Shrear	Director
Frederick L. White	Director

The Sponsor holds 1,523,810 shares of SCG Common Stock, representing 16% of the issued and outstanding shares of SCG Common Stock as of December 31, 2012.  Gregory H. Sachs, SCG’s Chairman, Chief Executive Officer and President, is a manager of the Sponsor.  Mr. Sachs is also the sole beneficiary of the Gregory H. Sachs Revocable Trust, a member of the Sponsor, and the children of Mr. Sachs are the beneficiaries of the 2011 Sachs Family Trust, a member of the Sponsor.  Michelle Sibley, SCG’s Chief Financial Officer, Treasurer and Secretary, and Kenneth B. Leonard, a SCG director, are also members of the Sponsor.

Item 4.   Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer – Number of Shares; Share Purchase Price” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(1)(i)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Shares; Purchase Price” is incorporated herein by reference.

(1)(ii)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “The Offer—Number of Shares; Purchase Price” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii)  The information set forth in the section of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv)  Not applicable.

(1)(v)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix)  Not applicable.

(1)(x)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “Risk Factors”, “Beneficial Ownership of Securities—Voting Interests of Existing SCG Stockholders Following the Transaction” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(1)(xi)  The information set forth in the section of the Offer to Purchase under “The Transaction—Anticipated Accounting Treatment” is incorporated herein by reference.

(1)(xii)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “The Offer—Procedures for Tendering Shares” and “The Offer—Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)(i)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Transaction” are incorporated herein by reference.

(2)(ii)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “The Transaction” and “The Merger Agreement” are incorporated herein by reference.

(2)(iii)  The information set forth in the section of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(iv)  The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “Risk Factors” are incorporated herein by reference.

(2)(v)  The information set forth in the section of the Offer to Purchase under “Material Differences in the Rights of SCG Stockholders Following the Transaction” is incorporated herein by reference.

(2)(vi)  Not applicable.

(2)(vii)  Not applicable.

(b) Purchases.

The information set forth in the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer – Purchase of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 5.   Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase under “The Transaction”, “The Merger Agreement”, “Management of SCG”, “SCG Executive Officers, Directors, Executive Compensation and Corporate Governance Following the Transaction”, “Certain Relationships and Related Transactions”, “Beneficial Ownership of SCG Securities”, “The Offer – Purpose of the Offer; Certain Effects of the Offer” and “Description of Securities” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “The Transaction”, “The Merger Agreement” and “The Offer – Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase under “The Offer – Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase under “The Transaction”, “The Merger Agreement”, “Business of RMG”, “SCG Executive Officers, Directors, Executive Compensation and Corporate Governance Following the Transaction”, “The Offer – Purpose of the Offer; Certain Effects of the Offer”, “Description of Securities” and “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers”, “Information About the Companies” and “The Offer – Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer – Conditions of the Offer” is incorporated herein by reference

(c) Expenses.

The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer – Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the sections of the Offer to Purchase under “Summary Term Sheet and Questions and Answers” and “The Offer – Conditions of the Offer” is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer to Purchase under “The Merger Agreement – Structure of the Transaction; Consideration to be Paid” and “Beneficial Ownership of SCG Securities” is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Offer to Purchase under “Beneficial Ownership of SCG Securities” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase under “The Offer – Fees and Expenses” is incorporated herein by reference.

Item 10.   Financial Statements.

(a) Financial Information.

The information set forth in the sections of the Offer to Purchase under “Selected Historical Financial Information”, “Comparative Share Information”, “Financial Statements of SCG”, “Financial Statements of RMG” and “Financial Statements of Symon” is incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the Offer to Purchase under “Selected Unaudited Condensed Combined Consolidated Pro Forma Financial Information” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

Item 11.   Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase  and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(J) and (a)(1)(K) hereto, is incorporated herein by reference.

(b) Other Material Information.

None.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2013
(a)(1)(B)	Letter of Transmittal to Tender Public Shares
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(F)	Press Release, dated February 11, 2013
(a)(1)(G)	Joint Press Release, dated January 17, 2013 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on January 17, 2013)
(a)(1)(H)	Joint Press Release, dated March 1, 2013 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)
(a)(1)(I)	Investor Presentation
(a)(1)(J)*	Amended and Restated Offer to Purchase, dated March 12, 2013
(a)(1)(K)*	Amended and Restated Letter of Transmittal to Tender Shares
(a)(1)(L)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(M)*	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(N)*	Press Release, dated March 12, 2013
(b)	Not applicable
(d)(1)

Agreement and Plan of Merger, dated as of January 11, 2013, by and among SCG Financial Acquisition Corp., SCG Financial Merger II Corp., Reach Media Group Holdings, Inc. and Shareholder Representative Services LLC, solely in its capacity as stockholder representative (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on January 17, 2013)

(d)(2)

Agreement and Plan of Merger, dated as of March 1, 2013, by and among SCG Financial Acquisition Corp., SCG Financial Merger III Corp., Symon Holdings Corporation and Golden Gate Capital Investment Fund II, L.P., solely in its capacity as Securityholders’ Representative (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)

(d)(3)

Financing commitment letter, dated March 1, 2013, between SCG Financial Acquisition Corp. and The Donald R. Wilson, Jr. 2002 Trust (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)

(g)	Not applicable
(h)	Not applicable

*   Filed herewith

Item 13.   Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCG FINANCIAL ACQUISITION CORP.

	By:	/s/ Gregory H. Sachs
Gregory H. Sachs
Chairman, President and Chief Executive Officer

Date: March 12, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2013
(a)(1)(B)	Letter of Transmittal to Tender Public Shares
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(F)	Press Release, dated February 11, 2013
(a)(1)(G)	Joint Press Release, dated January 17, 2013 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on January 17, 2013)
(a)(1)(H)	Joint Press Release, dated March 1, 2013 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)
(a)(1)(I)	Investor Presentation
(a)(1)(J)*	Amended and Restated Offer to Purchase, dated March 12, 2013
(a)(1)(K)*	Amended and Restated Letter of Transmittal to Tender Shares
(a)(1)(L)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(M)*	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(N)*	Press Release, dated March 12, 2013
(b)	Not applicable
(d)

Agreement and Plan of Merger, dated as of January 11, 2013, by and among SCG Financial Acquisition Corp., SCG Financial Merger II Corp., Reach Media Group Holdings, Inc. and Shareholder Representative Services LLC, solely in its capacity as stockholder representative (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on January 17, 2013)

(d)(2)

Agreement and Plan of Merger, dated as of March 1, 2013, by and among SCG Financial Acquisition Corp., SCG Financial Merger III Corp., Symon Holdings Corporation and Golden Gate Capital Investment Fund II, L.P., solely in its capacity as Securityholders’ Representative (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)

(d)(3)

Financing commitment letter, dated March 1, 2013, between SCG Financial Acquisition Corp. and The Donald R. Wilson, Jr. 2002 Trust (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)

(g)	Not applicable
(h)	Not applicable

*   Filed herewith